NEWS RELEASE

February 17, 2011

Trading Symbols:

AMM :TSX, AAU : NYSE AMEX

www.almadenminerals.com

DRILLING UNDERWAY AT ALMADEN’S CALDERA PROJECT, MEXICO

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM:TSX; AAU:NYSE) is pleased to report that Windstorm Resources Inc. (TSX-V: WSR, "Windstorm") has commenced a minimum 3,000 m core drilling program on Almaden’s wholly owned Caldera gold project located in Puebla State, Mexico. Windstorm has the right to earn up to a 60% interest in the Caldera project from Almaden by issuing 1,000,000 shares and completing $5,000,000 in exploration work over six years. Of the work requirement, $150,000 is a firm commitment to be spent in the first year of the agreement. The Caldera property is located 10 km from Almaden’s new Ixtaca Zone discovery on its Tuligtic property. Caldera also has similarities to Almaden’s Caballo Blanco property, located 150 km to the east and under option to Goldgroup Mining Inc., where a 30,000 m drill program is currently underway.

The road accessible Caldera project was discovered by Almaden in 2008 and lies at the eastern end of the Trans Mexican Volcanic Belt. The property covers an 8km by 2km zone of intense acid sulphate alteration, including zones of massive to vuggy silica, quartz-alunite and kaolinite that are interpreted to represent the very top levels of a well-preserved high-sulphidation epithermal precious metal system. Exploration completed to date, including geological mapping, rock chip sampling, soil geochemical sampling and Induced Polarization (“IP”) geophysical surveys, have defined drill targets. The target at Caldera is a bulk tonnage gold deposit where mineralization is anticipated to most likely occur in association with zones of silica enrichment, which are electrically resistive, and disseminated sulphide mineralization, which typically produces an IP chargeability anomaly. Anomalously enriched values of gold and related pathfinder elements (arsenic – As, bismuth – Bi and antimony – Sb) detected in surface rock and soil samples may be a reflection of more concentrated precious metals mineralization at depth. Windstorm has announced that three high priority target areas have been selected for testing in their initial drill program.

Morgan Poliquin, Ph.D., P.Eng., a Qualified Person as defined by National Instrument 43-101, and the President and CEO of Almaden, has reviewed the technical information contained in this release.

About Almaden

Almaden is a well-financed mineral exploration company working in North America. The company has assembled mineral exploration projects, including the Ixtaca Zone, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold and copper deposits as evidenced at Ixtaca. Currently six projects (Caldera, Caballo Blanco, Tropico, Nicoamen River, Matehuapil and Merit), are optioned to separate third parties who each have the right to acquire an interest in the respective project from Almaden through making certain payments and exploration expenditures. Four further projects are held in joint ventures. Almaden also holds a 2% NSR interest in 11 projects. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the capital that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE AMEX have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.